SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 1)*

Learn CW Investment Corp
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G54157105
(CUSIP Number)

Robert Hutter
c/o Learn CW Investment Corp
11755 Wilshire Blvd.
Suite 2320
Los Angeles, California 90025
(424) 324-2990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G54157105	Schedule 13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
CWAM LC Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,400,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,400,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 5,630,000 Class B Ordinary Shares (as defined herein) held directly by the Reporting Person, which are automatically convertible into Class A Ordinary Shares (as defined in the Initial Schedule 13D) at the time of the Issuer’s Initial Business Combination (as defined in the Initial Schedule 13D), or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 Class A Ordinary Shares underlying Units (as defined in the Initial Schedule 13D), and excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants (as defined in the Initial Schedule 13D) held directly by the Reporting Person that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination.

(2)
Based on 14,968,421 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 9,338,421 Class A Ordinary Shares that will be outstanding following redemptions that occurred at the Shareholder Meeting (as defined herein) held on October 11, 2023, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC (as defined herein) on October 13, 2023, plus (ii) 5,630,000 Class B Ordinary Shares held directly by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. G54157105	Schedule 13D	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Robert Hutter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,400,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,400,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Includes (i) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 Class A Ordinary Shares underlying Units, and excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants held directly by CWAM LC Sponsor LLC that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination.

(2)
Based on 14,968,421 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 9,338,421 Class A Ordinary Shares that will be outstanding following redemptions that occurred at the Shareholder Meeting held on October 11, 2023, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC on October 13, 2023, plus (ii) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. G54157105	Schedule 13D	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
Adam Fisher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,400,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,400,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Includes (i) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 Class A Ordinary Shares underlying Units, and excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants held directly by CWAM LC Sponsor LLC that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination.

(2)
Based on 14,968,421 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 9,338,421 Class A Ordinary Shares that will be outstanding following redemptions that occurred at the Shareholder Meeting held on October 11, 2023, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC on October 13, 2023, plus (ii) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. G54157105	Schedule 13D	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
Alan Howard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,400,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,400,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Includes (i) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 Class A Ordinary Shares underlying Units, and excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants held directly by CWAM LC Sponsor LLC that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination.

(2)
Based on 14,968,421 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 9,338,421 Class A Ordinary Shares that will be outstanding following redemptions that occurred at the Shareholder Meeting held on October 11, 2023, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC on October 13, 2023, plus (ii) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. G54157105	Schedule 13D	Page 6 of 8 Pages
Explanatory Note:  This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2021 (the “Initial Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”), with respect to the Issuer’s Class A Ordinary Shares.  This Amendment No. 1 is being filed to add as a reporting person Alan Howard, who was inadvertently excluded from the Initial Schedule 13D.

Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the same meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):

1. CWAM LC Sponsor LLC, a Delaware limited liability corporation (the “Sponsor”);

2. Robert Hutter, a citizen of the United States of America;

3. Adam Fisher, a citizen of the United States of America; and

4. Alan Howard, a citizen of the United Kingdom.

This Schedule 13D relates to the Class A Ordinary Shares beneficially owned through Units and shares of the Issuer’s Class B Ordinary Shares, $0.0001 par value (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”) held directly by the Sponsor. The Sponsor is owned by three members, the two largest of which are CWAM Investors LLC and Learn Capital, LLC. Each of Adam Fisher and Alan Howard (indirectly through their respective investment vehicles) is a member of CWAM Investors LLC. Robert Hutter is the sole member of Learn Capital, LLC. The non-member manager of the Sponsor is ABF Manager LLC. Mr. Fisher is the sole member of ABF Manager LLC. Accordingly, Messrs. Hutter, Fisher and Howard each may be deemed to indirectly beneficially own the Ordinary Shares directly beneficially owned by the Sponsor. The Reporting Persons are jointly filing this Schedule 13D, in accordance with Rule 13d-1(k) under the Act, pursuant to a Joint Filing Agreement, which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

The principal business address of each of the Reporting Persons is c/o Learn CW Investment Corp, 11755 Wilshire Blvd., Suite 2320, Los Angeles, California 90025. The principal business of the Sponsor is to make strategic equity and equity-related investments principally in entities operating in the education sector and/or assets relating thereto. Mr. Hutter serves as Chief Executive Officer and a director of the Issuer and is the Founder and Managing Partner at Learn Capital, LLC. Mr. Fisher serves as President and a director of the Issuer and is the Founder and Chief Investment Officer of Commonwealth Asset Management LP. Mr. Howard served as a director of the Issuer until October 12, 2023.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G54157105	Schedule 13D	Page 7 of 8 Pages
Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(b) of the Schedule 13D is hereby restated in its entirety and further amended as follows:

(a)-(b) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 6,400,000 Class A Ordinary Shares. This amount includes (i) 5,630,000 Class B Ordinary Shares that are convertible into 5,630,000 Class A Ordinary Shares at the time of the Issuer’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 Class A Ordinary Shares underlying Units, both held directly by the Sponsor.  This amount excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants held directly by the Sponsor that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination. Each of the Reporting Persons has shared voting and shared dispositive power over the Ordinary Shares reported herein.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own approximately 42.8% of the Class A Ordinary Shares outstanding. This percentage is based on 14,968,421 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 9,338,421 Class A Ordinary Shares that will be outstanding following redemptions that occurred at the Shareholder Meeting held on October 11, 2023, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC on October 13, 2023, plus (ii) 5,630,000 Class B Ordinary Shares held directly by the Sponsor, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.8	Joint Filing Agreement

CUSIP No. G54157105	Schedule 13D	Page 8 of 8 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2023
CWAM LC SPONSOR LLC

	By:	ABF Manager, LLC, its Manager

	By:	/s/ Adam Fisher
Name: Adam Fisher
Title: Sole Member of ABF Manager, LLC

ROBERT HUTTER

/s/ Robert Hutter

ADAM FISHER

/s/ Adam Fisher

ALAN HOWARD

/s/ Alan Howard